Top Ten Holdings

9/30/2011

Meridian Equity Income Fund

Holding	Market Value	Pct. of Portfolio
Wal-Mart Stores, Inc.	$545,728	1.8%
Reynolds American, Inc.	545,334	1.8
Kraft Foods, Inc. Class A	543,996	1.8
Kimberly-Clark Corp.	543,227	1.8
Mercury General Corp.	534,791	1.8
PPL Corp.	533,698	1.8
Abbott Laboratories	531,856	1.8
Coca-Cola Co. (The)	531,697	1.8
Constellation Energy Group, Inc.	525,228	1.8
McDonald’s Corp.	523,846	1.7

Total Net Assets	$30,087,470

Meridian Growth Fund

Holding	Market Value	Pct. of Portfolio
Bed Bath & Beyond, Inc.	$57,436,082	2.7%
Willis Group Holdings Plc (United Kingdom)	57,347,376	2.7
Mattel, Inc.	55,267,383	2.6
Waste Connections, Inc.	54,785,018	2.6
Family Dollar Stores, Inc.	52,777,422	2.5
PetSmart, Inc.	52,131,095	2.5
RPM International, Inc.	51,524,297	2.5
SBA Communications Corp. Class A	51,240,728	2.4
Arcos Dorados Holdings, Inc. Class A (Argentina)	50,012,482	2.4
Solera Holdings, Inc.	48,929,450	2.3

Total Net Assets	$2,092,675,761

Meridian Value Fund

Holding	Market Value	Pct. of Portfolio
LKQ Corp.	$23,133,200	3.5%
Mattel, Inc.	22,389,672	3.4
Willis Group Holdings Plc (United Kingdom)	22,082,725	3.3
Hawaiian Electric Industries, Inc.	21,419,209	3.2
Carnival Corp.	20,397,960	3.1
Broadridge Financial Solutions, Inc.	20,097,706	3.0
Costco Wholesale Corp.	19,593,832	2.9
Alexander & Baldwin, Inc.	16,836,677	2.5
Wells Fargo & Co.	16,483,608	2.5
Union Pacific Corp.	16,129,825	2.4

Total Net Assets	$665,697,838

Top Ten Sectors

9/30/2011

Meridian Equity Income Fund

Sector	Market Value	Pct. Assets
Media	$918,931	3.1%
Hypermarkets & Super Centers	545,728	1.8
Tobacco	545,334	1.8
Food & Meats - Packaged	543,996	1.8
Consumer Products - Household	543,227	1.8
Insurance - Property & Casualty	534,791	1.8
Electric Utilities	533,698	1.8
Health Care Products	531,856	1.8
Soft Drinks	531,697	1.8
Independent Power Producers & Energy	525,228	1.8

Total Net Assets	$30,087,470

Meridian Growth Fund

Sector	Market Value	Pct. Assets
Retail	$299,768,161	14.3%
Tech - Software	274,606,318	13.1
Technology	126,733,736	6.1
Energy	107,122,616	5.1
Banking - Commercial	88,551,683	4.2
Restaurants	81,859,569	3.9
Industrial Services	79,893,302	3.8
Brokerage & Money Management	79,468,083	3.8
Insurance Brokers	77,453,366	3.7
Health Care Products	69,511,009	3.3

Total Net Assets	$2,092,675,761

Meridian Value Fund

Sector	Market Value	Pct. Assets
Leisure & Amusement	$52,475,150	7.9%
Retail	48,405,784	7.3
Diversified Financial Services	47,050,654	7.1
Technology	39,387,612	5.9
Industrial Products	34,008,032	5.1
Energy	30,238,061	4.5
Railroads	30,069,127	4.5
Industrial Services	23,380,577	3.5
Automotive Wholesale Services	23,133,200	3.5
Insurance Brokers	22,082,725	3.3

Total Net Assets	$665,697,838

MERIDIAN FUND, INC.

Meridian Growth Fund

Performance Update	9/30/2011

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
9/30/2011	39.16	0.00	2065.69

Portfolio @             9/30/2011

For the period ending 30-Sep-11	Total Return	Average Annual Compound Rate of Return
One Year	0.65%	0.65%
Three Years	25.29%	7.80%
Five Years	21.05%	3.89%
Ten Years	125.12%	8.45%
Since Inception (8/1/84)	2065.69%	11.99%

Breakdowns -
Common Stock Cost	$1,833,157,679
Common Stock %	94.6%
US Treasury Bills	3.8%
Cash and Other Assets Less Liabilities	1.6%

AIR FREIGHT & LOGISTICS - 2.1%
Expeditors International of Washington, Inc.

AUTO PARTS & EQUIPMENT - 2.0%
Advance Auto Parts, Inc.

AUTOMOTIVE WHOLESALE SERVICES - 0.5%
Copart,Inc.*

BANKING - COMMERCIAL - 4.2%
Bank of Hawaii Corp.
CVB Financial Corp.
East West Bancorp, Inc.

BROKERAGE & MONEY MANAGEMENT - 3.8%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS - 2.3%
Valspar Corp.

CELLULAR COMMUNICATIONS - 2.4%
SBA Communications Corp. Class A*

CHEMICALS - SPECIALTY - 2.5%
RPM International, Inc.

CONSUMER SERVICES - 2.3%
Rollins, Inc.

DISTRIBUTION & WHOLESALE - 2.6%
United Stationers, Inc.
Watsco, Inc.

ELECTRONIC EQUIPMENT MANUFACTURING - 1.9%
AMETEK, Inc.

ENERGY - 5.1%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

FLOORING & CARPETS - 1.9%
Mohawk Industries, Inc.*

FURNITURE & FIXTURES - 1.4%
Herman Miller, Inc.

HEALTH CARE INFORMATION SERVICES - 1.7%
Cerner Corp.*

HEALTH CARE PRODUCTS - 3.3%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY - 1.7%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES -3.3%
Cooper Industries Plc
Pall Corp.

INDUSTRIAL SERVICES - 3.8%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.

INSURANCE BROKERS - 3.7%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT - 1.7%
Royal Caribbean Cruises, Ltd.

REAL ESTATE MANAGEMENT & SERVICES - 1.6%
Jones Lang LaSalle, Inc.

RESTAURANTS - 3.9%
Arcos Dorados Holdings, Inc. Class A (Argentina)
Cracker Barrel Old Country Store, Inc.

RETAIL - 14.3%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY - 6.1%
Autodesk, Inc.
Open Text Corp.* (Canada)
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH - SOFTWARE - 13.1%
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING - 1.4%
J.B. Hunt Transport Services, Inc.

*	Non-income producing securities

MERIDIAN FUND, INC.

Meridian Value Fund

Performance Update                         9/30/2011

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
9/30/2011	24.39	0.00	602.39

For the period ending 30-Sep-11	Total Return	Average Annual Compound Rate of Return
One Year	(4.91%)	(4.91%)
Three Years	(7.32%)	(2.50%)
Five Years	(3.97%)	(0.81%)
Ten Years	71.19%	5.52%
Since Inception (2/94)	602.39%	11.69%

Breakdowns -
Common Stock Cost	$620,180,545
Common Stock %	95.0%
U.S. Treasury Bills	1.5%
Cash and Other Assets Less Liabilities	3.5%

Portfolio @                 9/30/2011

AEROSPACE & DEFENSE - 1.1%
Orbital Sciences Corp.*

AGRICULTURE - 2.0%
Monsanto Co.

AIR FREIGHT & LOGISTICS - 1.0%
UTi Worldwide, Inc.

AUTOMOTIVE WHOLESALE SERVICES - 3.5%
LKQ Corp.*

BANKING - 2.5%
Wells Fargo & Co.

BANKING - COMMERCIAL - 1.2%
CVB Financial Corp.

BROKERAGE & MONEY MANAGEMENT - 1.6%
TD Ameritrade Holding Corp.

BUSINESS SERVICES - 2.2%
Cintas Corp.

CONSULTING SERVICES - 2.4%
Huron Consulting Group, Inc.*

DIVERSIFIED FINANCIAL SERVICES - 7.1%
Broadridge Financial Solutions, Inc.
Equifax, Inc.
Heartland Payment Systems, Inc.

ENERGY - 4.5%
Apache Corp.
EOG Resources, Inc.
Ultra Petroleum Corp.*

ENVIRONMENTAL FACILITIES & SERVICES - 1.1%
Waste Management, Inc.

HEALTH CARE SERVICES - 0.9%
ICON Plc ADR* (Ireland)

*	Non-income producing securities

HOME IMPROVEMENT RETAIL - 1.3%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES - 2.2%
Stanley Black & Decker, Inc.

INDUSTRIAL - 2.1%
Aecon Group, Inc. (Canada)
Flowserve Corp.

INDUSTRIAL PRODUCTS - 5.1%
Cummins, Inc.
General Cable Corp.*
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES - 3.5%
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE BROKERS - 3.3%
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT - 7.9%
Bally Technologies, Inc.*
Carnival Corp.
International Speedway Corp. Class A
Polaris Industries, Inc.

METALS - 1.5%
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES - 2.0%
Steelcase, Inc. Class A

PHARMACEUTICALS - 2.6%
BioMarin Pharmaceutical, Inc.*
Hospira, Inc.*

RAILROADS - 4.5%
GATX Corp.
Union Pacific Corp.

REITS - DIVERSIFIED - 1.3%
Host Hotels & Resorts, Inc. REIT

RESTAURANTS - 0.6%
Denny’s Corp.*

RETAIL - 7.3%
Costco Wholesale Corp.
Kohl’s Corp.
Mattel, Inc.

SEMICONDUCTORS - 1.7%
Power Integrations, Inc.

STORAGE - 1.6%
Mobile Mini, Inc.*

TECHNOLOGY - 5.9%
Autodesk, Inc.*
eBay, Inc.*
Zebra Technologies Corp. Class A*

TECH - SOFTWARE - 2.8%
Citrix Systems, Inc.*
Compuware Corp.*

TRANSPORTATION - 2.5%
Alexander & Baldwin, Inc.

TRUCKING - 1.0%
Heartland Express, Inc.

UTILITIES - 3.2%
Hawaiian Electric Industries, Inc.

MERIDIAN FUND, INC.

Meridian Equity Income Fund

Performance Update                         9/30/2011

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
9/30/2011	9.18	0.00	16.79

For the period ending 30-Sep-11	Total Return	Average Annual Compound Rate of Return
One Year	(.18%)	(.18%)
Three Years	4.32%	1.42%
Five Years	(1.98%)	(.40%)
Since Inception (01/31/05)	16.79%	2.36%

Portfolio @                 9/30/2011

AEROSPACE & DEFENSE - 1.7%
Lockheed Martin Corp.

AIR FREIGHT & LOGISTICS - 1.6%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS - 1.7%
VF Corp.

APPAREL RETAIL - 1.6%
American Eagle Outfitters, Inc.

ASSET MANAGEMENT & CUSTODY BANKS - 1.6%
Federated Investors, Inc. Class B

BANKING - COMMERCIAL - 1.4%
Bank of Hawaii Corp.

BANKING - REGIONAL BANKS - 1.5%
Cullen/Frost Bankers, Inc.

BREWERS - 1.6%
Molson Coors Brewing Co. Class B

CHEMICALS - DIVERSIFIED - 1.4%
EI du Pont de Nemours & Co.

CHEMICALS - SPECIALTY - 1.5%
RPM International, Inc.

COMMERCIAL PRINTING - 1.5%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE - 1.7%
Diebold, Inc.

CONSTRUCTION & ENGINEERING - 1.5%
Mine Safety Appliances Co.

CONSUMER PRODUCTS - HOUSEHOLD - 1.8%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES - 1.5%
Paychex, Inc.

DISTRIBUTION & WHOLESALE - 1.6%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS - 1.3%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES - 1.5%
Broadridge Financial Solutions, Inc.

ELECTRICAL COMPONENTS & EQUIPMENT - 1.4%
Hubbell, Inc. Class B

ELECTRIC UTILITIES - 1.8%
PPL Corp.

ELECTRONIC EQUIPMENT MANUFACTURING - 1.6%
Molex, Inc.

ENERGY - 1.6%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES - 1.7%
Waste Management, Inc.

FOOD DISTRIBUTORS - 1.5%
SYSCO Corp.

FOOD & MEATS - PACKAGED - 1.8%
Kraft Foods, Inc. Class A

FOOD RETAIL - 1.4%
Safeway, Inc.

HEALTH CARE EQUIPMENT & SUPPLIES - 1.5%
Hillenbrand, Inc.

HEALTH CARE PRODUCTS - 1.8%
Abbott Laboratories

HEALTH CARE TECHNOLOGY - 1.6%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL - 1.7%
Home Depot, Inc.

HOUSEHOLD - HOME FURNISHINGS - 1.5%
Leggett & Platt, Inc.

HYPERMARKETS & SUPER CENTERS - 1.8%
Wal-Mart Stores, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY - 1.8%
Constellation Energy Group, Inc.

INDUSTRIAL CONGLOMERATES - 1.4%
General Electric Co.

INDUSTRIAL MACHINERY - 1.4%
Eaton Corp.

INSURANCE BROKERS - 1.5%
Willis Group Holdings Plc (United Kingdom)

INSURANCE - MULTI-LINE - 1.7%
Chubb Corp. (The)

INSURANCE - PROPERTY & CASUALTY - 1.8%
Mercury General Corp.

LEISURE & AMUSEMENT - 1.5%
Carnival Corp.

MEDIA - 3.1%
Meredith Corp.
Time Warner, Inc.

Breakdowns -
Common Stock Cost	$29,953,335
Common Stock %	94.9%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.1%

MEDIA - BROADCASTING & CABLE TV - 1.5%
Time Warner Cable, Inc.

METAL & GLASS CONTAINERS - 1.4%
Greif, Inc. Class A

OFFICE SUPPLIES - 1.5%
Staples, Inc.

OFFICE SERVICES & SUPPLIES - 1.5%
Pitney Bowes, Inc.

OIL & GAS - STORAGE & TRANSPORTATION - 1.7%
Spectra Energy Corp.

PAPER & FOREST PRODUCTS - 1.5%
International Paper Co.

PAPER & PACKAGING - 1.6%
Sonoco Products Co.

PERSONAL PRODUCTS - 1.4%
Avon Products, Inc.

PHARMACEUTICALS - 1.5%
Johnson & Johnson

RAILROADS - 1.6%
Norfolk Southern Corp.

REITS - DIVERSIFIED - 1.5%
Kimco Realty Corp. REIT

RESTAURANTS - 1.7%
McDonald’s Corp.

RETAIL - 1.7%
Mattel, Inc.

SEMICONDUCTORS - 1.6%
Microchip Technology, Inc.

SOFT DRINKS - 1.8%
Coca-Cola Co. (The)

SOFTWARE & SERVICES - 1.7%
Microsoft Corp.

STEEL - 1.4%
Nucor Corp.

TELECOMMUNICATION SERVICES - INTEGRATED - 1.6%
AT&T, Inc.

TOBACCO - 1.8%
Reynolds American, Inc.

meridian fund

MERIDIAN FUND, INC.

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Meridian Equity Income Fund

Top 10 Holdings

as of 09/30/2011

Percentage

Holding Market Value of Portfolio

Wal-Mart Stores, Inc. 545,728 1.8%

Reynolds American, Inc. 545,334 1.8%

Kraft Foods, Inc. Class A 543,996 1.8%

Kimberly-Clark Corp. 543,227 1.8%

Mercury General Corp. 534,791 1.8%

PPL Corp. 533,698 1.8%

Abbott Laboratories 531,856 1.8%

Coca-Cola Co. (The) 531,697 1.8%

Constellation Energy Group, Inc. 525,228 1.8%

McDonald’s Corp. 523,846 1.7%

Net Assets $ 30,087,470

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MERIDIAN FUND, INC.

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Meridian Equity Income Fund

Top 10 Sectors

as of 09/30/2011

Sector Market Value Pct. Assets

Media $ 918,931 3.1%

Hypermarkets & Super Centers 545,728 1.8%

Tobacco 545,334 1.8%

Food & Meats - Packaged 543,996 1.8%

Consumer Products - Household 543,227 1.8%

Insurance - Property & Casualty 534,791 1.8%

Electric Utilities 533,698 1.8%

Health Care Products 531,856 1.8%

Soft Drinks 531,697 1.8%

Independent Power Producers & Energy 525,228 1.8%

Net Assets $ 30,087,470

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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERIDIAN FUND INCORPORATED

MERDX

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Meridian Growth Fund

Top 10 Holdings

as of 09/30/2011

Holding		Market Value	Percentage of Portfolio
Bed Bath & Beyond, Inc.	$	57,436,082	2.7%
Willis Group Holdings Plc (United Kingdom)		57,347,376	2.7%
Mattel, Inc.		55,267,383	2.6%
Waste Connections, Inc.		54,785,018	2.6%
Family Dollar Stores, Inc.		52,777,422	2.5%
PetSmart, Inc.		52,131,095	2.5%
RPM International, Inc.		51,524,297	2.5%
SBA Communications Corp. Class A		51,240,728	2.4%
Arcos Dorados Holdings, Inc. Class A (Argentina)		50,012,482	2.4%
Solera Holdings, Inc.		48,929,450	2.3%
Net Assets	$	**2,092,675,761**	

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© 2000-2010 Meridian Fund, Inc. All rights reserved.

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MERIDIAN FUND, INC.

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Meridian Growth Fund

Top 10 Sectors

as of 09/30/2011

Sector Market Value Pct. Assets

Retail $ 299,768,161 14.3%

Tech - Software 274,606,318 13.1%

Technology 126,733,736 6.1%

Energy 107,122,616 5.1%

Banking - Commercial 88,551,683 4.2%

Restaurants 81,859,569 3.9%

Industrial Services 79,893,302 3.8%

Brokerage & Money Management 79,468,083 3.8%

Insurance Brokers 77,453,366 3.7%

Health Care Products 69,511,009 3.3%

Net Assets $ 2,092,675,761

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Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

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MERIDIAN FUND, INC.

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Meridian Value Fund

Top 10 Holdings

as of 09/30/2011

Market Percentage

Holding Value of Portfolio

LKQ Corp. $ 23,133,200 3.5%

Mattel, Inc. 22,389,672 3.4%

Willis Group Holdings Plc (United 22,082,725 3.3%

Kingdom)

Hawaiian Electric Industries, Inc. 21,419,209 3.2%

Carnival Corp. 20,397,960 3.1%

Broadridge Financial Solutions, Inc. 20,097,706 3.0%

Costco Wholesale Corp. 19,593,832 2.9%

Alexander & Baldwin, Inc. 16,836,677 2.5%

Wells Fargo & Co. 16,483,608 2.5%

Union Pacific Corp. 16,129,825 2.4%

Net Assets $ 665,697,838

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MERIDIAN FUND, INC.

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Top 10 Sectors

as of 09/30/2011

Sector Market Value Pct. Assets

Leisure & Amusement $ 52,475,150 7.9%

Retail 48,405,784 7.3%

Diversified Financial Services 47,050,654 7.1%

Technology 39,387,612 5.9%

Industrial Products 34,008,032 5.1%

Energy 30,238,061 4.5%

Railroads 30,069,127 4.5%

Industrial Services 23,380,577 3.5%

Automotive Wholesale Services 23,133,200 3.5%

Insurance Brokers 22,082,725 3.3%

Net Assets $ 665,697,838

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Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

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Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

In the News

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011

Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011

Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”. - Bloomberg Markets October 2011

Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”. - Kiplinger’s Personal Finance September 2011

Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”. - Kiplinger’s Personal Finance August 2011

Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. - www.fool.com June 16, 2011

Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. - money.usnews.com June 1, 2011

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. - Financial Advisor Magazine June, 2011

Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. - online.barrons.com April, 2011

Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. - LOUIS RUKEYER’S MUTUAL FUNDS April, 2011

Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. - MarketScope Advisor March 29, 2011

Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. - Kiplinger.com March 23, 2011

Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. - Morningstar March 10, 2011

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger’s Mutual Funds 2011 Spring 2011

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” - Money Magazine Investor’s Guide for 2011 January/February 2011

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010

Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” - Morningstar December 2010

meridian fund

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” -

Investor’s Business Daily November 2010

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds

Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010

Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” - Louis Rukeyser’s Mutual Funds July 2010

Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds June 2010

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” - Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010

2009 Income and Capital Gain Distributions

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009

Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009

Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” - Louis Rukeyser’s Mutual Funds June 2009

Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” -

Forbes Magazine February 2009

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” - SmartMoney Magazine January 2009

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” - IR Magazine September 2007

Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” - Kiplinger’s Mutual Funds 2007 Magazine Spring 2007

Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” –

SmartMoney Magazine February 2007

Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” – Money Magazine January 2007

Meridian Growth Fund included in Consumer Reports List of Top Funds – Consumer Reports January 2007

The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster

Meridian Growth Fund ranked #6 in SmartMoney Magazine's "100 Best Time-Tested Funds" - *SmartMoney Magazine January 2009*

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund's Rick Aster is profiled in Investor Relations Magazine's "Consistency King" - *IR Magazine September 2007*

Meridian Growth Fund included in Kiplinger's Mutual Funds 2007 Magazine's "15 funds we love" - *Kiplinger's Mutual Funds 2007 Magazine Spring 2007*

Meridian Growth Fund included in SmartMoney Magazine's "The 35 Best Mutual Funds" – *SmartMoney Magazine February 2007*

Meridian Growth Fund included in Money Magazine's "Money 70: The best mutual funds you can buy" – *Money Magazine January 2007*

Meridian Growth Fund included in Consumer Reports List of Top Funds – *Consumer Reports January 2007*

The 2006 Wall Street Transcript interview with Jamie England

Rick Aster added to Guru Hall of Fame list

The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New 'superstar portfolio' strategy – *MarketWatch September 11, 2006*

Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list - *Money February 2006*

Meridian Growth Fund included in Kiplinger's TOP 15 Picks - *Kiplinger's Mutual Funds 2006*

Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds - *USA Today March 3, 2006*

Lipper Ranks Meridian Value Fund Number One
(© 2006 REUTERS. Click for Restrictions)

Meridian Value Fund tops list in "SmartMoney Fund Screen/Long-Term Winners"

More Articles Featuring Meridian

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

meridian fund

MERIDIAN FUND, INC.

M

MEIFX

Prospectus |SAI

Fund Advisor

Financial Reports

Top 10 Holdings

Top 10 Sectors

Open an Account

Press

Meridian Growth

Fund is a no load, diversified mutual fund and began operations on August

1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception.

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

Meridian Growth Fund mentioned in The Kiplinger

25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011

Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”.

CNNMoney.com October 19, 2011

Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”. -

Bloomberg Markets October 2011

Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”. -

Kiplinger’s Personal Finance

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

For the most recent performance, please call our shareholder services at 800-446-6662

September 2011

Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”. - Kiplinger’s Personal Finance August 2011

Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. - www.fool.com June 16, 2011

Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. - money.usnews.com June 1, 2011

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. -

Financial Advisor Magazine June, 2011

meridian fund

Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. - online.barrons.com April, 2011

Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. - LOUIS RUKEYER’S MUTUAL FUNDS April, 2011

Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. -

MarketScope Advisor March 29, 2011

Meridian Growth Fund featured in “This Kiplinger

25 Fund Continues Its Long, Winning Record”. -

Kiplinger.com March 23, 2011

Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. -

Morningstar March 10, 2011

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger’s Mutual Funds 2011 Spring 2011

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” - Money Magazine Investor’s Guide for 2011 January/February 2011

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” –

BARRON’S December 2010

Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”

- Morningstar December 2010

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” -

Investor’s Business Daily November 2010

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds

Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010

meridian fund

Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds

June 2010

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” - Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” -

Kiplinger’s Personal Finance September 2009

Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009

Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” - Louis Rukeyser’s Mutual Funds June 2009

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” -

SmartMoney Magazine January 2009

The 2007 Wall Street Transcript interview with Richard Aster

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

meridian fund

MERIDIAN FUND, INC.

M

MEIFX

Prospectus |SAI

Fund Advisor

Financial Reports

Top 10 Holdings

Top 10 Sectors

Open an Account

Press

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

“The Meridian Growth Fund earns an S&P Capital IQ five-star ranking due to in part to its above-average risk-adjusted track record, low expense ratio and for owning a number of stocks considered high quality by S&P Capital IQ. The fund is a two-time recipient of an S&P Capital IQ Mutual Fund Excellence award for its consistently strong fundamentals,”said Todd Rosenbluth, a mutual fund analyst at S&P Capital IQ.

Standard & Poor’s (“S&P”) Mutual Fund Awards are determined based upon S&P’s proprietary mutual fund rankings. Fund Awards and rankings are subject to change without notice and are provided for informational purposes only. Fund Awards and rankings do not represent recommendations to purchase, hold or sell any mutual fund by S&P or its affiliates, nor are they considered to be investment advice. No endorsement of any mutual fund by S&P and its affiliates should be implied by the fact that the mutual fund bears the S&P mark or is based on an S&P Index. STANDARD & POOR’S and S&P are registered trademarks of Standard & Poor’s Financial Services LLC.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

October 3, 2011

To Our Shareholders:

The September quarter was difficult for stocks. All major indices were hit hard. Primary concerns include deteriorating growth prospects in the U.S. and the ongoing financial turmoil within the European Union. The S&P 500 declined 14.3%, the NASDAQ 12.9% and the Russell 2000, representing smaller companies, dropped a significant 22.1%. Utilities, consumer staples and information technology represented the best performing sectors. The worst performing groups included material, financial and industrial stocks. The interest rate on the ten-year Treasury bond declined from 3.16% at the end of June to 1.92% at the end of the third quarter. This remarkable drop, in our opinion, is due to the weak U.S. economy and a flight to safety by investors.

The economy grew at a modest 1.3% in the second quarter. Housing starts, retail sales, industrial production and most important, job growth, all remained weak. Meanwhile, most states are cutting back services and attempting to raise taxes. It is hard to believe that additional fiscal stimulus or monetary easing will offer much help at this point. We already have record deficits and zero interest rates. The companies we talk with, for the most part, are cautious and reluctant to invest and hire. They are concerned with demand, for sure, but are also uncertain with regard to future tax policy, regulations and health care costs. A coherent long-term economic policy from Washington promoting economic growth, private sector jobs and making us competitive in world markets is needed. Interest rates remain low and inflation isn’t an issue at this point. It is our opinion that the economy will continue to grow at a modest pace for the foreseeable future.

Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.

Richard F. Aster, Jr.

Meridian Equity Income Fund® (MEIFX)

The Meridian Equity Income Fund’s net asset value per share at September 30, 2011 was $9.18. This represents a decrease of 7.1% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 17.0% and 2.4%, respectively. At the close of the quarter, total net assets were $30,087,470 and were invested 5.1% in cash and other assets net of liabilities and 94.9% in stocks. At the close of the quarter there were 536 shareholders in the Equity Income Fund.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above-average dividend yields, along with strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again as the economy improves. The Fund is diversified with 61 holdings representing 60 different industry groups. At the end of the September 2011 quarter, the portfolio’s average holding had a five-year average return on equity of 18.6% and an average dividend yield of 4.0%, both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 1.9% yield on the ten-year Treasury bond. The average holding has a market capitalization of $34.6 billion, a debt to capital ratio of 38.8% and earnings per share that are projected to increase 9.45% annually during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.

During the quarter we purchased shares of Abbot Laboratories, General Electric, Meredith Corporation, Safeway and Staples. We sold our positions in 3M, Baxter International, Harsco Corporation, Hudson City Bancorp and The McGraw-Hill Companies.

Wal-Mart Stores is the world’s largest retailer, operating two major concepts, the Wal-Mart supercenters and Sam’s Clubs. Both concepts are well positioned for the current environment, offering a wide selection of merchandise at the lowest possible prices. The stores appeal to a wide demographic, but primarily to moderate and low income shoppers. Wal-Mart operates in the United States, Europe, Asia, South America and has recently entered Africa. The company has an experienced management team, an excellent return on capital, a strong financial position and continued growth prospects. The stock, based on historical measures, represents an excellent value at this point. The shares yield 2.65% and sell at 12 times earnings. Both measures compare favorably to the S&P 500 and, in our opinion, should lead to positive investment returns.

Meridian Growth Fund® (MERDX)

The Meridian Growth Fund’s net asset value per share at September 30, 2011 was $39.16. This represents a decrease of 12.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 2,065.7% and 12.0%, respectively. At the close of the quarter, total net assets were $2,092,675,761 and were invested 5.4% in cash, cash equivalents and other assets net of liabilities and 94.6% in stocks. At the close of the quarter there were 86,909 shareholders in the Growth Fund. The economic outlook, as pointed out above, is cloudy and there is considerable pessimism. However we believe stocks will be alright, providing the economy continues to grow and interest rates remain attractive. There are also positives for long-term stock investors. First, it is not difficult to find excellent small and mid-cap growth stocks selling at attractive valuations these days. Second, most companies are operating cautiously and are better prepared for economic difficulties than they were during the 2008 recession. They have maintained conservative financial positions and their cost structures remain lean.

We purchased shares in Advanced Auto Parts and sold our positions in Lumber Liquidators and NetScout Systems during the quarter. We have also shifted our stock weightings somewhat within the portfolio during the quarter. We hold fifty-four positions, representing small and medium sized growth stocks which, for the most part, have strong balance sheets, leading market positions, good long-term growth prospects and sell at reasonable valuations, in our opinion. Our heaviest areas of concentration remain software companies followed by consumer nondurables and then various financial, energy and industrial-related companies.

Bed, Bath & Beyond is the largest specialty retailer in the U.S. for general household merchandise, targeting the mass consumer market with large stores and value pricing. Emerging from the recent recession, the company managed to strengthen its competitive position as it gained market share while its largest direct competitor filed for bankruptcy. Today’s economic climate remains difficult but the company is generating positive comparable store sales growth and expanding operating margins. Bed Bath & Beyond will benefit in the future when U.S. employment and the housing industry eventually recover. The company has a pristine balance sheet with no debt, consistently generates a strong return on capital and is well managed. The stock sells at a reasonable valuation, especially considering the company’s competitive position and ability to do well in the current difficult environment.

The Meridian Growth Fund’s long term performance has earned several recent accolades. See

In The News, below.

Meridian Value Fund® (MVALX)

The Meridian Value Fund’s net asset value per share at September 30, 2011 was $24.39. This represents a decrease of 15.6% for the calendar year to date. The Fund’s total return and average annual compound rate of return since June 30, 1995 were 583.9% and 12.6%, respectively. The comparable period returns for the S&P 500 with dividends were 177.9% and 6.5%, respectively. At the close of the quarter, total net assets were $665,697,838 and were invested 5.0% in cash, cash equivalents and other assets net of liabilities and 95.0% in stocks. At the close of the quarter there were 38,077 shareholders in the Value Fund.

Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. In recent years most earnings problems have been related to poor economic conditions. With some stability in the economy, albeit tenuous, we now see more companies that meet our strategy for company-specific reasons. These investments are the traditional strength and point of differentiation of the Meridian Value Fund. We are gradually shifting the portfolio to more of these investments and expect that this should bode well for a return to the Fund’s historically strong performance levels. We hold 53 positions, representing 34 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation.

During the quarter we purchased shares of Denny’s Corp. We sold our positions in Curtis-Wright Corp. and Nalco Holding Co.

LKQ Corporation is one of our largest holdings. The company is the leader in the alternative auto parts market. This market consists of recycled auto parts that have been salvaged from wrecks and aftermarket parts that are produced as private label alternatives to original manufactured parts. These parts are sold to mechanics and body shops at a 20—50% discount to dealer prices. Barriers to entry are high as it is unlikely that any company will replicate LKQ’s network of over 400 dismantling and distribution facilities. Earnings declined with lower auto repair volumes because of a decline in miles driven first due to high gas prices then by the economic downturn, combined with a steep decline in the price of scrap metal which is a by-product of the parts recycling process. Earnings growth resumed late in 2009 and continues to grow, driven by increased penetration of alternative parts as insurance companies and consumers seek to save money, along with market share gains against smaller competitors and through accretive acquisitions. We believe LKQ can perform well in challenging economic conditions and the valuation is reasonable on normalized earnings which we estimate could exceed $2.50 per share in the next 3 to 5 years.

In The News

• Meridian Growth Fund Ranks in Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”. Bloomberg Markets October 2011

• Meridian Growth Fund took home the Silver in the 2011 S&P Mutual Funds Excellence Awards for the Mid-Cap category. We took home the Gold in 2010.

You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings and other information regarding the Meridian Funds.

Miscellaneous

The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing (U.S.), Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.

The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of September 30, 2011 and are subject to change without notice.

Meridian Equity Income Fund

Summary of Portfolio Holdings

September 30, 2011 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Media . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1% $ 918,931

Hypermarkets & Super Centers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1.8 545,728

Tobacco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. 1.8 545,334

Food & Meats-Packaged . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 1.8 543,996

Consumer Products-Household . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .1.8 543,227

Insurance-Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . .1.8 534,791

Electric Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . 1.8 533,698

Health Care Products . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . .1.8 531,856

Soft Drinks . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . 1.8 531,697

Independent Power Producers & Energy . .. . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 525,228

Restaurants . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 523,846

Retail . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1.7 520,260

Software & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 517,712

Oil & Gas-Storage & Transportation . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . 1.7 515,130

Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . 1.7 509,485

Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . 1.7 504,354

Insurance-Multi-Line . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .1.7 503,916

Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . .1.7 501,216

Apparel Accessories & Luxury Goods . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . 1.7 498,232

Computer Hardware . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .1.7 495,180

Electronic Equipment Manufacturing . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . 1.6 494,991

Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 494,262

Air Freight & Logistics . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 493,517

Semiconductors . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 491,538

Apparel Retail . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 489,369

Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 483,828

Distribution & Wholesale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 481,838

Telecommunication Services-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 481,418

Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . 1.6 481,104

Brewers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . 1.6 475,320

Paper & Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . 1.6 474,264

Health Care Technology . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . 1.6 468,684

Insurance Brokers . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . 1.5 464,854

Pharmaceuticals . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 464,127

REITs-Diversified . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 461,120

Data Processing & Outsourced Services . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 458,838

Diversified Financial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 457,178

Health Care Equipment & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 456,320

Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1.5 454,500

Food Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 453,250

Household-Home Furnishings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 451,707

Meridian Equity Income Fund

Summary of Portfolio Holdings (continued)

September 30, 2011 (Unaudited)

Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5% $ 450,670

Paper & Forest Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 448,725

Construction & Engineering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 447,536

Media-Broadcasting & Cable TV . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . 1.5 444,957

Banking-Regional Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . 1.5 444,842

Commercial Printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 1.5 442,168

Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . 1.5 439,920

Office Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . 1.5 436,240

Food Retail . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 432,380

Industrial Conglomerates . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 429,768

Metal & Glass Containers . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 428,900

Banking-Commercial . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 425,880

Steel . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1.4 423,976

Chemicals-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 423,682

Personal Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 423,360

Electrical Components & Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. 1.4 416,136

Industrial Machinery . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . 1.4 409,670

Diversified Capital Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 1.3 396,939

Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . 5.1 1,545,877

100.0% $30,087,470

Meridian Growth Fund

Summary of Portfolio Holdings

September 30, 2011 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Retail 14.3% $ 299,768,161

Tech-Software 13.1 274,606,318

Technology 6.1 126,733,736

Energy 5.1 107,122,616

Banking-Commercial 4.2 88,551,683

Restaurants 3.9 81,859,569

U.S. Government Obligations 3.8 79,999,389

Industrial Services 3.8 79,893,302

Brokerage & Money Management 3.8 79,468,083

Insurance Brokers 3.7 77,453,366

Health Care Products 3.3 69,511,009

Industrial Conglomerates 3.3 68,143,136

Distribution & Wholesale 2.6 53,669,585

Chemicals-Specialty 2.5 51,524,297

Cellular Communications 2.4 51,240,728

Building Products 2.3 48,824,924

Consumer Services 2.3 48,331,111

Air Freight & Logistics 2.1 42,954,615

Auto Parts & Equipment 2.0 41,582,170

Electronic Equipment Manufacturing 1.9 39,695,880

Flooring & Carpets 1.9 39,644,549

Health Care Information Services 1.7 34,894,495

Leisure & Amusement 1.7 34,788,464

Health Care Technology 1.7 34,767,777

Real Estate Management & Services 1.6 33,355,278

Furniture & Fixtures 1.4 30,360,214

Trucking 1.4 29,029,644

Automotive Wholesale Services 0.5 11,070,960

Cash & Other Assets, Less Liabilities 1.6 33,830,702

100.0% $2,092,675,761

Meridian Value Fund

Summary of Portfolio Holdings

September 30, 2011 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.9% $ 52,475,150

Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7.3 48,405,784

Diversified Financial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..7.1 47,050,654

Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 5.9 39,387,612

Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . 5.1 34,008,032

Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . 4.5 30,238,061

Railroads . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . 4.5 30,069,127

Industrial Services . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3.5 23,380,577

Automotive Wholesale Services . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 23,133,200

Insurance Brokers . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3.3 22,082,725

Utilities . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3.2 21,419,209

Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2.8 18,980,242

Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2.6 17,372,956

Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . .2.5 16,836,677

Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . .2.5 16,483,608

Consulting Services . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . .2.4 16,028,837

Household Appliances . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . 2.2 14,803,159

Business Services . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .2.2 14,478,030

Industrial . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 13,806,984

Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 13,398,023

Agriculture .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2.0 13,394,924

Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1.7 11,065,515

Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..1.6 10,888,130

Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . 1.6 10,447,902

U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . 1.5 9,999,924

Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . .1.5 9,837,560

REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . .1.3 8,573,087

Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . .1.3 8,375,864

Banking-Commercial . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . 1.2 7,799,198

Environmental Facilities & Services . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . 1.1 7,299,952

Aerospace & Defense . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . .1.1 7,202,560

Air Freight & Logistics . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 7,042,904

Trucking . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1.0 6,811,188

Health Care Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.9 6,185,976

Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .0.6 3,781,881

Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 23,152,626

100.0% $ 665,697,838

Meridian Equity Income Fund
Schedule of Investments

September 30, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.9%		
AEROSPACE & DEFENSE - 1.7%		
Lockheed Martin Corp.	6,900	$ 501,216
AIR FREIGHT & LOGISTICS - 1.6%		
United Parcel Service, Inc. Class B	7,815	493,517
APPAREL ACCESSORIES & LUXURY GOODS - 1.7%		
VF Corp.	4,100	498,232
APPAREL RETAIL - 1.6%		
American Eagle Outfitters, Inc.	41,755	489,369
ASSET MANAGEMENT & CUSTODY BANKS - 1.6%		
Federated Investors, Inc. Class B	27,600	483,828
BANKING-COMMERCIAL - 1.4%		
Bank of Hawaii Corp.	11,700	425,880
BANKING-REGIONAL BANKS - 1.5%		
Cullen/Frost Bankers, Inc.	9,700	444,842
BREWERS - 1.6%		
Molson Coors Brewing Co. Class B	12,000	475,320
CHEMICALS-DIVERSIFIED - 1.4%		
EI du Pont de Nemours & Co.	10,600	423,682
CHEMICALS-SPECIALTY - 1.5%		
RPM International, Inc.	24,100	450,670
COMMERCIAL PRINTING - 1.5%		
R. R. Donnelley & Sons Co.	31,315	$ 442,168
COMPUTER HARDWARE - 1.7%		
Diebold, Inc.	18,000	495,180
CONSTRUCTION & ENGINEERING - 1.5%		
Mine Safety Appliances Co.	16,600	447,536
CONSUMER PRODUCTS-HOUSEHOLD - 1.8%		
Kimberly-Clark Corp.	7,650	543,227
DATA PROCESSING & OUTSOURCED SERVICES - 1.5%		
Paychex, Inc.	17,400	458,838
DISTRIBUTION & WHOLESALE - 1.6%		
Genuine Parts Co.	9,485	481,838
DIVERSIFIED CAPITAL MARKETS - 1.3%		
NYSE Euronext	17,080	396,939
DIVERSIFIED FINANCIAL SERVICES - 1.5%		
Broadridge Financial Solutions, Inc.	22,700	457,178
ELECTRICAL COMPONENTS & EQUIPMENT - 1.4%		
Hubbell, Inc. Class B	8,400	416,136
ELECTRIC UTILITIES - 1.8%		
PPL Corp.	18,700	533,698
ELECTRONIC EQUIPMENT MANUFACTURING - 1.6%		
Molex, Inc.	24,300	494,991

9

Meridian Equity Income Fund
Schedule of Investments (continued)
September 30, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
ENERGY - 1.6%		
Chevron Corp.	5,200	$ 481,104
ENVIRONMENTAL FACILITIES & SERVICES - 1.7%		
Waste Management, Inc.	15,490	504,354
FOOD DISTRIBUTORS - 1.5%		
SYSCO Corp.	17,500	453,250
FOOD & MEATS-PACKAGED - 1.8%		
Kraft Foods, Inc. Class A	16,200	543,996
FOOD RETAIL - 1.4%		
Safeway, Inc.	26,000	432,380
HEALTH CARE EQUIPMENT & SUPPLIES - 1.5%		
Hillenbrand, Inc.	24,800	456,320
HEALTH CARE PRODUCTS - 1.8%		
Abbott Laboratories	10,400	531,856
HEALTH CARE TECHNOLOGY - 1.6%		
Medtronic, Inc.	14,100	468,684
HOME IMPROVEMENT RETAIL - 1.7%		
Home Depot, Inc.	15,500	509,485
HOUSEHOLD-HOME FURNISHINGS - 1.5%		
Leggett & Platt, Inc.	22,825	451,707
HYPERMARKETS & SUPER CENTERS - 1.8%		
Wal-Mart Stores, Inc.	10,515	545,728

	Shares	Value
INDEPENDENT POWER PRODUCERS & ENERGY - 1.8%		
Constellation Energy Group, Inc.	13,800	$ 525,228
INDUSTRIAL CONGLOMERATES - 1.4%		
General Electric Co.	28,200	429,768
INDUSTRIAL MACHINERY - 1.4%		
Eaton Corp.	11,540	409,670
INSURANCE BROKERS - 1.5%		
Willis Group Holdings Plc (United Kingdom)	13,525	464,854
INSURANCE-MULTI-LINE - 1.7%		
Chubb Corp. (The)	8,400	503,916
INSURANCE-PROPERTY & CASUALTY - 1.8%		
Mercury General Corp.	13,945	534,791
LEISURE & AMUSEMENT - 1.5%		
Carnival Corp.	15,000	454,500
MEDIA - 3.1%		
Meredith Corp.	20,600	466,384
Time Warner, Inc.	15,100	452,547
		918,931
MEDIA-BROADCASTING & CABLE TV - 1.5%		
Time Warner Cable, Inc.	7,100	444,957
METAL & GLASS CONTAINERS - 1.4%		
Greif, Inc. Class A	10,000	428,900

10

Meridian Equity Income Fund

Schedule of Investments (continued)

September 30, 2011 (Unaudited)

Shares Value Shares Value

COMMON STOCKS (continued)

OFFICE SUPPLIES—1.5% RETAIL—1.7%

Staples, Inc 32,800 $ 436,240 Mattel, Inc 20,095 $ 520,260

OFFICE SERVICES & SUPPLIES—1.5% SEMICONDUCTORS—1.6%

Pitney Bowes, Inc 23,400 439,920 Microchip Technology, Inc. 15,800 491,538

OIL & GAS-STORAGE & TRANSPORTATION—1.7% SOFT DRINKS—1.8%

Spectra Energy Corp 21,000 515,130 Coca-Cola Co. (The) 7,870 531,697

PAPER & FOREST PRODUCTS—1.5% SOFTWARE & SERVICES—1.7%

International Paper Co 19,300 448,725 Microsoft Corp 20,800 517,712

PAPER & PACKAGING—1.6% STEEL—1.4%

Sonoco Products Co 16,800 474,264 Nucor Corp 13,400 423,976

PERSONAL PRODUCTS—1.4% TELECOMMUNICATION SERVICES-

Avon Products, Inc 21,600 423,360 INTEGRATED—1.6%

AT&T, Inc 16,880 481,418

PHARMACEUTICALS—1.5%

Johnson & Johnson 7,285 464,127 TOBACCO—1.8%

Reynolds American, Inc 14,550 545,334

RAILROADS—1.6%

Norfolk Southern Corp 8,100 494,262 TOTAL INVESTMENTS—94.9%

(Cost $29,953,335) 28,541,593

REITS-DIVERSIFIED—1.5%

Kimco Realty Corp. REIT 30,680 461,120 CASH AND OTHER ASSETS, LESS

LIABILITIES—5.1% 1,545,877

RESTAURANTS—1.7%

McDonald’s Corp 5,965 523,846

NET ASSETS—100.0% $30,087,470

REIT—Real Estate Investment Trust

See accompanying notes to Schedules of Investments.

Meridian Growth Fund
Schedule of Investments
September 30, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.6%		
AIR FREIGHT & LOGISTICS - 2.1%		
Expeditors International of Washington, Inc.	1,059,300	$ 42,954,615
AUTO PARTS & EQUIPMENT - 2.0%		
Advance Auto Parts, Inc.	715,700	41,582,170
AUTOMOTIVE WHOLESALE SERVICES - 0.5%		
Copart, Inc.*	283,000	11,070,960
BANKING-COMMERCIAL - 4.2%		
Bank of Hawaii Corp.	1,060,300	38,594,920
CVB Financial Corp.	1,361,200	10,467,628
East West Bancorp, Inc.	2,648,500	39,489,135
		88,551,683
BROKERAGE & MONEY MANAGEMENT - 3.8%		
Affiliated Managers Group, Inc.*	508,000	39,649,400
T. Rowe Price Group, Inc.	833,550	39,818,683
		79,468,083
BUILDING PRODUCTS - 2.3%		
Valspar Corp.	1,564,400	48,824,924
CELLULAR COMMUNICATIONS - 2.4%		
SBA Communications Corp. Class A*	1,486,100	51,240,728
CHEMICALS-SPECIALTY - 2.5%		
RPM International, Inc.	2,755,310	51,524,297
CONSUMER SERVICES - 2.3%		
Rollins, Inc.	2,583,170	48,331,111
DISTRIBUTION & WHOLESALE - 2.6%		
United Stationers, Inc.	1,041,100	$ 28,369,975
Watsco, Inc.	495,100	25,299,610
		53,669,585
ELECTRONIC EQUIPMENT MANUFACTURING -1.9%		
AMETEK, Inc.	1,204,000	39,695,880
ENERGY - 5.1%		
Continental Resources, Inc.*	601,000	29,070,370
Core Laboratories NV (Netherlands)	257,000	23,086,310
FMC Technologies, Inc.*	736,160	27,679,616
Noble Energy, Inc.	385,400	27,286,320
		107,122,616
FLOORING & CARPETS - 1.9%		
Mohawk Industries, Inc.*	923,900	39,644,549
FURNITURE & FIXTURES - 1.4%		
Herman Miller, Inc.	1,699,900	30,360,214
HEALTH CARE INFORMATION SERVICES - 1.7%		
Cerner Corp.*	509,260	34,894,495
HEALTH CARE PRODUCTS - 3.3%		
DENTSPLY International, Inc.	1,446,300	44,386,947
Edwards Lifesciences Corp.*	352,470	25,124,062
		69,511,009
HEALTH CARE TECHNOLOGY - 1.7%		
IDEXX Laboratories, Inc.*	504,100	34,767,777

12

Meridian Growth Fund
Schedule of Investments (continued)
September 30, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL CONGLOMERATES - 3.3%		
Cooper Industries Plc	548,800	$ 25,310,656
Pall Corp.	1,010,200	42,832,480
		68,143,136
INDUSTRIAL SERVICES - 3.8%		
Ritchie Bros. Auctioneers, Inc. (Canada)	1,243,600	25,108,284
Waste Connections, Inc.	1,619,900	54,785,018
		79,893,302
INSURANCE BROKERS - 3.7%		
Brown & Brown, Inc.	1,129,550	20,105,990
Willis Group Holdings Plc (United Kingdom)	1,668,530	57,347,376
		77,453,366
LEISURE & AMUSEMENT - 1.7%		
Royal Caribbean Cruises, Ltd.	1,607,600	34,788,464
REAL ESTATE MANAGEMENT & SERVICES - 1.6%		
Jones Lang LaSalle, Inc.	643,800	33,355,278
RESTAURANTS - 3.9%		
Arcos Dorados Holdings, Inc. Class A (Argentina)	2,156,640	50,012,482
Cracker Barrel Old Country Store, Inc.	794,588	31,847,087
		81,859,569
RETAIL - 14.3%		
Bed Bath & Beyond, Inc.*	1,002,200	57,436,082
CarMax, Inc.*	1,426,050	34,011,292
Coach, Inc.	928,900	48,144,887
Family Dollar Stores, Inc.	1,037,700	52,777,422
Mattel, Inc.	2,134,700	55,267,383
PetSmart, Inc.	1,222,300	52,131,095
		299,768,161
TECHNOLOGY - 6.1%		
Autodesk, Inc.*	1,064,900	$ 29,582,922
Open Text Corp.* (Canada)	408,700	21,301,444
Trimble Navigation, Ltd.*	1,060,800	35,589,840
Zebra Technologies Corp. Class A*	1,301,213	40,259,530
		126,733,736
TECH-SOFTWARE - 13.1%		
Advent Software, Inc.*	1,575,476	32,848,675
Blackbaud, Inc.	1,748,900	38,948,003
BMC Software, Inc.*	885,500	34,144,880
Citrix Systems, Inc.*	375,600	20,481,468
MICROS Systems, Inc.*	800,700	35,158,737
Nuance Communications, Inc.*	1,525,100	31,051,036
Solera Holdings, Inc.	968,900	48,929,450
Teradata Corp.*	617,300	33,044,069
		274,606,318
TRUCKING - 1.4%		
J.B. Hunt Transport Services, Inc.	803,700	29,029,644
TOTAL COMMON STOCKS - 94.6% (Cost $1,833,157,679)		1,978,845,670
U.S. GOVERNMENT OBLIGATIONS - 3.8%		
U.S. Treasury Bill @ .005%** due 11/25/11 (Face Value $80,000,000)		79,999,389
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $79,999,389)		79,999,389

13

Meridian Growth Fund

Schedule of Investments (continued)

September 30, 2011 (Unaudited)

Value

TOTAL INVESTMENTS—98.4%

(Cost $1,913,157,068) . . . . . . . . . . . . . . $2,058,845,059

CASH AND OTHER ASSETS, LESS

LIABILITIES—1.6% . . . . . . . . . . . . . . . . 33,830,702

NET ASSETS—100.0% . . . . . . . . . . . . . . . $2,092,675,761

* Non-income producing securities

** Annualized yield at date of purchase

See accompanying notes to Schedules of Investments.

Meridian Value Fund
Schedule of Investments
September 30, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS - 95.0%		
AEROSPACE & DEFENSE - 1.1%		
Orbital Sciences Corp.*	562,700	$ 7,202,560
AGRICULTURE - 2.0%		
Monsanto Co.	223,100	13,394,924
AIR FREIGHT & LOGISTICS - 1.0%		
UTi Worldwide, Inc.	540,100	7,042,904
AUTOMOTIVE WHOLESALE SERVICES - 3.5%		
LKQ Corp.*	957,500	23,133,200
BANKING - 2.5%		
Wells Fargo & Co.	683,400	16,483,608
BANKING-COMMERCIAL - 1.2%		
CVB Financial Corp.	1,014,200	7,799,198
BROKERAGE & MONEY MANAGEMENT - 1.6%		
TD Ameritrade Holding Corp.	710,500	10,447,902
BUSINESS SERVICES - 2.2%		
Cintas Corp.	514,500	14,478,030
CONSULTING SERVICES - 2.4%		
Huron Consulting Group, Inc.*	514,900	16,028,837
DIVERSIFIED FINANCIAL SERVICES - 7.1%		
Broadridge Financial Solutions, Inc.	997,900	20,097,706
Equifax, Inc.	453,600	13,943,664
Heartland Payment Systems, Inc.	659,700	13,009,284
		47,050,654
ENERGY - 4.5%		
Apache Corp.	77,500	$ 6,218,600
EOG Resources, Inc.	219,700	15,600,897
Ultra Petroleum Corp.*	303,700	8,418,564
		30,238,061
ENVIRONMENTAL FACILITIES & SERVICES - 1.1%		
Waste Management, Inc.	224,200	7,299,952
HEALTH CARE SERVICES - 0.9%		
ICON Plc ADR* (Ireland)	384,700	6,185,976
HOME IMPROVEMENT RETAIL - 1.3%		
Sherwin-Williams Co. (The)	112,700	8,375,864
HOUSEHOLD APPLIANCES - 2.2%		
Stanley Black & Decker, Inc.	301,490	14,803,159
INDUSTRIAL - 2.1%		
Aecon Group, Inc. (Canada)	633,600	4,534,784
Flowserve Corp.	125,300	9,272,200
		13,806,984
INDUSTRIAL PRODUCTS - 5.1%		
Cummins, Inc.	84,400	6,892,104
General Cable Corp.*	235,500	5,498,925
Lincoln Electric Holdings, Inc.	407,300	11,815,773
Sealed Air Corp.	586,900	9,801,230
		34,008,032
INDUSTRIAL SERVICES - 3.5%		
Ritchie Bros. Auctioneers, Inc. (Canada)	390,700	7,888,233
W.W. Grainger, Inc.	103,600	15,492,344
		23,380,577

15

Meridian Value Fund
Schedule of Investments (continued)
September 30, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INSURANCE BROKERS - 3.3%		
Willis Group Holdings Plc (United Kingdom)	642,500	$ 22,082,725
LEISURE & AMUSEMENT - 7.9%		
Bally Technologies, Inc.*	457,100	12,332,558
Carnival Corp.	673,200	20,397,960
International Speedway Corp. Class A	337,100	7,699,364
Polaris Industries, Inc.	241,050	12,045,268
		52,475,150
METALS - 1.5%		
Newmont Mining Corp.	156,400	9,837,560
OFFICE SERVICES & SUPPLIES - 2.0%		
Steelcase, Inc. Class A	2,123,300	13,398,023
PHARMACEUTICALS - 2.6%		
BioMarin Pharmaceutical, Inc.*	348,800	11,116,256
Hospira, Inc.*	169,100	6,256,700
		17,372,956
RAILROADS - 4.5%		
GATX Corp.	449,800	13,939,302
Union Pacific Corp.	197,500	16,129,825
		30,069,127
REITS-DIVERSIFIED - 1.3%		
Host Hotels & Resorts, Inc. REIT	783,646	8,573,087
RESTAURANTS - 0.6%		
Denny's Corp.*	1,135,700	3,781,881
RETAIL - 7.3%		
Costco Wholesale Corp.	238,600	19,593,832
Kohl's Corp.	130,800	6,422,280
Mattel, Inc.	864,800	22,389,672
		48,405,784
SEMICONDUCTORS - 1.7%		
Power Integrations, Inc.	361,500	$ 11,065,515
STORAGE - 1.6%		
Mobile Mini, Inc.*	662,295	10,888,130
TECHNOLOGY - 5.9%		
Autodesk, Inc.*	551,200	15,312,336
eBay, Inc.*	283,200	8,351,568
Zebra Technologies Corp. Class A*	508,200	15,723,708
		39,387,612
TECH-SOFTWARE - 2.8%		
Citrix Systems, Inc.*	137,950	7,522,414
Compuware Corp.*	1,495,800	11,457,828
		18,980,242
TRANSPORTATION - 2.5%		
Alexander & Baldwin, Inc.	460,900	16,836,677
TRUCKING - 1.0%		
Heartland Express, Inc.	502,300	6,811,188
UTILITIES - 3.2%		
Hawaiian Electric Industries, Inc.	882,175	21,419,209
TOTAL COMMON STOCKS - 95.0% (Cost $620,180,545)		632,545,288
U.S. GOVERNMENT OBLIGATIONS - 1.5%		
U.S. Treasury Bill @ .005%** due 11/25/11 (Face Value $10,000,000)		9,999,924
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $9,999,924)		9,999,924

16

Meridian Value Fund

Schedule of Investments (continued)

September 30, 2011 (Unaudited)

Value

TOTAL INVESTMENTS—96.5%

(Cost $630,180,469) . . . . . . . . . . . . . . . . . $642,545,212

CASH AND OTHER ASSETS, LESS

LIABILITIES—3.5% . . . . . . . . . . . . . . . . . . 23,152,626

NET ASSETS—100.0% . . . . . . . . . . . . . . . . . $665,697,838

ADR—American Depository Receipt

REIT—Real Estate Investment Trust

* Non-income producing securities

** Annualized yield at date of purchase

See accompanying notes to Schedules of Investments.

Meridian Fund, Inc.

Notes to Schedules of Investments

September 30, 2011 (Unaudited)

1. Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management

Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.

2. Fair Value Measurements: As described in Note 1 above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date

(an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices

(unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and

Level 3—significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Funds’

securities as of September 30, 2011 is as follows:

Equity

Valuation Inputs Income Fund Growth Fund Value Fund

Level 1—Quoted Prices* . . . . . . . . . . . . . . . . . . . . .$28,541,593 $1,978,845,670 $632,545,288

Level 2—Other Significant Observable Inputs** . . . — 79,999,389 9,999,924

Level 3—Significant Unobservable Inputs . . . . . . . . — — —

Total Market Value of Investments . . . . . . . . . . . . .$28,541,593 $2,058,845,059 $642,545,212

* Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.

** Level 2 investments are limited to U.S. Treasury Securities.

Meridian Fund, Inc.

Notes to Schedules of Investments (continued)

September 30, 2011 (Unaudited)

During the period ended September 30, 2011 there were no reportable transfers between levels requiring disclosure in conformity with Financial Accounting Standards Board Accounting

Standards Update (“ASU”) No. 2010-06 “Improving Disclosures about Fair Value Measurements.”

3. Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows:

Aggregate Aggregate

Gross Gross Net Unrealized

Unrealized Unrealized Appreciation

Aggregate Cost Appreciation Depreciation(Depreciation)

Equity Income Fund $ 29,953,335 $ 1,519,141 $ (2,930,883) $ (1,411,742)

Growth Fund 1,913,157,068 276,151,312(130,463,321) 145,687,991

Value Fund 630,180,469 83,206,049(70,841,306) 12,364,743

MERIDIAN FUND, INC.

This report is submitted for

the information of shareholders of

Meridian Fund, Inc. It is not

authorized for distribution to

prospective investors unless

preceded or accompanied by an

effective prospectus. MERIDIAN EQUITY INCOME FUND®

MERIDIAN GROWTH FUND®

Officers and Directors

MERIDIAN VALUE FUND®

RICHARD F. ASTER, JR.

President and Director

FIRST QUARTER REPORT

JOHN EMRICH

MICHAEL S. ERICKSON

JAMES B. GLAVIN

HERBERT C. KAY

RONALD ROTTER

MICHAEL STOLPER [Graphic Appears Here]

Directors

GREGG B. KEELING

Chief Financial Officer

Treasurer, Secretary and

Chief Compliance Officer

Custodian

THE BANK OF NEW YORK MELLON

New York, New York

Transfer Agent and Disbursing Agent 60 E. Sir Francis Drake Blvd.

BNY MELLON INVESTMENT SERVICING (US) INC. Wood Island, Suite 306

King of Prussia, Pennsylvania

Larkspur, CA 94939

(800) 446-6662

www.meridianfund.com

Counsel

GOODWIN PROCTER LLP Telephone (800) 446-6662

Washington, D.C.

Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS LLP September 30, 2011

San Francisco, California